UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 27, 2020, the Board of Directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”) appointed Mr. Liping Shu as the Chief Marketing Officer of the Company, effective immediately.

Mr. Liping Shu, age 42, has been working at Zhuhai Powerbridge Technology Co., Ltd. (“Zhuhai Powerbridge”), the wholly-owned subsidiary of the Company, since April 2004. Mr. Su has been the Chief Marketing Officer of Zhuhai Powerbridge since March 2020 and the Executive Vice President of Zhuhai Powerbridge since March 2017. Before that, he served as the General Manager of Business Department for Zhuhai Powerbridge from October 2006 to March 2017. From April 2004 to October 2006, Mr. Shu worked as the Manager of Marketing Development Department for Zhuhai Powerbridge. Mr. Shu holds a bachelor degree in E-commerce from University of Zhejiang and an Executive Master of Business Administration from University of Hunan.

Mr. Liping Shu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Liping Shu has received an offer letter from the Company (the “Offer Letter”), which sets his annual compensation of US$76,000 with a target annual bonus equal to 60% of the base salary. The Offer Letter also grants Mr. Shu an option, to be issued under the Company’s 2018 Incentive Plan, to purchase an aggregate of 68,000 ordinary shares of the Company at a price no less than the market price of the Company’s ordinary shares at issuance, subject to certain vesting schedule, and establishes other terms and conditions governing his service for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Ban Lor
Ban Lor Chief Executive Officer

Date: March 27, 2020